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                           April 12, 2021

       Eric Dobmeier
       President and Chief Executive Officer
       Chinook Therapeutics, Inc.
       1600 Fairview Avenue East, Suite 100
       Seattle, WA 98102

                                                        Re: Chinook
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 7, 2021
                                                            File No. 333-255099

       Dear Mr. Dobmeier:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7967 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Ryan Mitteness